STONEHEDGE GARDENS & HOLISTIC LEARNING CENTER

An invitation to participate in the next generation of Stonehedge

MAY, 2022



WHAT IS STONEHEDGE?

- Stonehedge is a holistic healing & learning center located on a 21.5 acre former farm in Eastern Pennsylvania. It has 6 acres of landscaped gardens with 4 ponds, a bubbling stream and wooded pathways.

- Stonehedge has a 50+ year history of hosting events and programs on holistic wellness, art, music and permaculture.











STONEHEDGE 1.0
THE EARLY YEARS 1966–1998

RUSSELL & DON
two artists and gardeners with a dream.

"My vision is for a center – with the purpose to educate in holistic concepts of health, healing, spirituality, environment, awareness of our oneness, respect of our differences, and the joy and variety these differences bring to our lives - A place for peace, quietude, escapes, meditation and communion with nature."

– Russell Keich, Co-founder

STONEHEDGE GARDENS, INC.

NON-PROFIT 501(c)3 1998–2018



THE ARTS

A space for artists to share their gifts, connect with community and support their business.



HOLISTIC EDUCATION

Programming to engage all aspects of the learner: body, mind, and spirit.



THE GARDENS

A beautiful, landscaped sanctuary with walking trails, ponds and perennial gardens.



PERMACULTURE

A philosophy of working with, rather than against nature.

STONEHEDGE 2.0

Visioning a future of healing, personal expansion, connection & community.

THE ARTS

- Artisan Gift Shop
- Art Gallery/Studio
- Pottery Studio
- Music Venue

COMMUNITY

- Holistic/Conscious Events
- Shared Co-working Space
- Camping/Glamping
- Natural Food Cafe

HOLISTIC EDUCATION

- Workshop/Yoga Spaces
- Earthship Greenhouse
- Spa/Bodywork/Energy Healing



STONEHEDGE
GARDENS &
HOLISTIC LEARNING CENTER

OUR VISION & MISSION

- To create a beautiful space to invite inspirational people and content.

- To study and utilize permaculture principles and indigenous wisdom to connect more closely with nature and each other.

- To integrate diversity and inclusivity into our programming - making it **accessible** to all and highlighting facilitators of color and those who identify LGBTQIA+.

- To support artists and social entrepreneurs in their creative endeavors by offering workspace, programming and economic opportunity.

- To create a place where **circles of community** can form and flourish around interests aligned with our mission.



ORGANIZATIONAL STRUCTURE







THE LLC

Owns the 21 acre property.
PBC has 1/3 ownership interest

THE NON-PROFIT

Designs and promotes accessible and inspirational programming.

THE PUBLIC BENEFIT CORPORATION (PBC)

Operating Company - manages the property, artisan's shop, cafe, camping and glamping operations.

INVESTMENTS GO HERE

OUR TEAM



TOM MOROZ
Co-director



RICHARD LANE
Co-director



MONICA MOONCRAFT
Graphic Design / Events



MARY DIMEGLIO
Marketing Coordinator



CARLY BRAND
Programming Coordinatort



KENDRA PRESCOTT
Glamping
Joint Venture Partner



NATALIE VALERIANO
Natural Food Cafe
Joint Venture Partner



WENDY LANDIAK
Natural Food Cafe
Joint Venture Partner



RICHIE PARELLA
Programming Support



KEN BURAK
Philosopher &
Programming Advisor

A THRIVING & REGENERATIVE BUSINESS MODEL

- Artisans Gift Shop & Art Gallery
- Workshops & Classes
- Private Events & Weddings
- Camping & Glamping

















A BUSINESS MODEL
THAT GIVES BACK
TO ITS COMMUNITY

- Creative Studios
- Cafe & Co-working Space
- Musical Performances
- Festivals











PROGRAMMING

– Permaculture
Natural Building, Design Courses, Workshops, Foraging & more.

– Ceremony
Drum Circles, Indigenous Ceremonies, New & Full Moon rituals & more.

– Arts
Music, Dance, Theatre, Painting, Pottery, Sculpture, Art Classes & more.

– Health & Wellness
Movement, Bodywork, Breathwork, Sound Healing, Sauna, Spa & more.

– Spirituality
Yoga, Meditation, Ancient Practices, Retreats & more.



CAMPING & GLAMPING VISION

- Develop 15-20 glamp sites and 30-40 camp sites.
- Convert unused trailer to bath house/spa.
- Utilize composting toilets and solar power.
- Finalizing joint venture partnership to accelerate design and build process.





STONEHEDGE CAFE &
CO-WORKING SPACE VISION

We envision a local, seasonal and wild foraged cafe with indoor and outdoor dining and a cob oven as an integral part of the Stonehedge experience.

The cafe operation will be supported by:

- local population
- weekend workshops/events
- weekday co-working space
- catering private events
- campers and glampers.









LOCATION

DISTANCE FROM MAJOR CITIES

ALLENTOWN/LEHIGH VALLEY
1 hr

PHILADELPHIA
1 hr 40min

NEW YORK CITY
2 hr 20 min

WASHINGTON D.C.
3 hr 20 min


Bloomsburg
Lewisburg
Danville
Hazleton
Stroudsburg
Selinsgrove
Pottsville
Bethlehem
Allentown
New York
Edison
Harrisburg
Hershey
Lebanon
Reading
Carlisle
Lititz
Lancaster
York
King of Prussia
Philadelphia
Princeton
Trenton
Lakewood
Toms River
Cherry Hill
Gettysburg
Hanover
Wilmington
Newark
Bel Air
Vineland
Baltimore
Atlantic City
Ocean City
Dover
Annapolis
Washington
Alexandria
Wildwood
Cape May
Easton
Google

OUR MARKETING STRATEGY

STONEHEDGE GARDENS & HOLISTIC LEARNING CENTER

SOCIAL MEDIA

Our team is utilizing social media channels to create client relationships, acquire new leads and build new partnerships, drive traffic to our website, and share a holistic view of our business.

INSTAGRAM

We utilize instagram for promotion of workshops and events as well as create engagement in our community.

FACEBOOK

Facebook is a valuable tool in building community and allows us to engage with our customer base,



OUR MARKETING STRATEGY

WEBSITE

Our website will be a core component of our marketing strategy. It is a central place to tell our story, share our calendar of events and offer easy access to event ticketing and booking reservations for camping/glamping. It also includes forms for volunteer & private event inquiries and has been designed for optimal search engine results.

NEWSLETTER

We use our newsletter to share upcoming events, volunteer opportunities, and other updates about our center with our mostenganged audience

CONNECTING GLOBALLY

Stonehedge is part of the Holistic Centers Network, which provides creative networking opportunities that strengthen communication, connection and collaboration, among holistic centers around the world.



A GLOBAL COMMUNITY

STONEHEDGE GARDENS &
HOLISTIC LEARNING CENTER



Holistic
Centers
Network

in the spirit of collaboration

STONEHEDGE GARDENS &
HOLISTIC LEARNING CENTER

Mount Madonna Center

New York OPEN CENTER
Inspired Learning at 30th & Madison

esalen

the haven

FINDHORN FOUNDATION

IONS EarthRise
Institute of Noetic Sciences

Breitenbush Hot Springs

OMEGA

Kripalu
Center for Yoga & Health

HOLLYHOCK

LE MONASTÈRE DES AUGUSTINES

OCCIDENTAL ARTS & ECOLOGY CENTER

KASHI



THE
INVITATION

We are inviting aligned investors to participate in the co-creation and co-ownership of this vision.

Our goal is to raise $400,000 in 2022 for Capital Projects and Working Capital.

USE OF FUNDS

Stonehedge Public Benefit Corporation – Capital Requirements

$250k
phase 1

$150k
phase 2

	PHASE 1/2022	PHASE 2/2023	TOTAL
Retail	5,000	5,000	10,000
Workshop Space Renovation	35,000	25,000	60,000
Event Space Renovation	5,000	5,000	10,000
Cafe/Kitchen Renovation	30,000	20,000	50,000
Camping & Glamping	60,000	30,000	90,000
Landscaping / Grounds	25,000	25,000	50,000
Total for Renovations	160,000	110,000	270,000
Working Capital	90,000	40,000	130,00
Total Capital Requirements	**$250,000**	**$150,000**	**$400,000**

PREFERRED STOCK OFFERING

Stonehedge Public Benefit Corporation

Total Offering Amount	$400,000 (400,000 shares at $1,00 per share)
Minimum Investment	$1,000 (1,000 shares)
Dividend	Targeted 7% dividend per annum
Minimum Investment Term	5 years (earlier redemptions are possible, preferred investors with at least a 5 year outlook).
Conversion	Preferred Stock may be convertible into shares Common Stock at the discretion of the Board.
Voting Rights	Preferred Shareholders do not have voting rights.

STONEHEDGE GARDENS &
HOLISTIC LEARNING CENTER

STONEHEDGE GARDENS &

HOLISTIC LEARNING CENTER

JOIN US ON THIS EPIC JOURNEY!

Contact: Tom Moroz
51 Dairy Rd., Tamaqua, PA 18252
+1 (212) 928 8180
tom@stonehedge.us

Website: www.stonehedge.us
Instagram: @stonehedgegardens

